OBAGI MEDICAL PRODUCTS, INC.

310 GOLDEN SHORE

LONG BEACH, CA 90802

December 12, 2006

BY FACSIMILE AND

EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention: Mr. Gregory Belliston

Re:	Obagi Medical Products, Inc.
Registration Statement on Form S-1 (Registration Number 333-137272)

Dear Mr. Belliston:

Obagi Medical Products, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement effective as of 4:00 p.m., Eastern Standard Time on December 13, 2006, or as soon thereafter as possible.

The Company also requests that the Registration Statement on Form 8-A filed with the Commission on December 11, 2006 be declared effective concurrently with the above-captioned Registration Statement.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•      the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact me at (562) 628-1007.

Sincerely,

Obagi Medical Products, Inc.

/s/ Stephen A. Garcia

Stephen A. Garcia
Chief Financial Officer

cc:	Mr. Steven R. Carlson (Obagi Medical Products, Inc.)
Mr. Kevin T. Collins (Heller Ehrman LLP)
Ms. Deborah Ruosch (Milbank, Tweed, Hadley & McCloy LLP)